SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of March 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:   Further re Scrip Dividend announcement released on
              11 March 2004



Date: 11 March 2004

PRUDENTIAL PLC SCRIP DIVIDEND

Further to the announcement made on 9 March 2004 it should be noted that, for the avoidance of any doubt, the ex-dividend date for the year ended 31 December 2003 is 17 March 2004 and the record date is 19 March 2004.

All other details on the original announcement remain the same.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 11, 2004
                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/   John Price
                                               Deputy Group Secretary